UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Embraer and Trans States Sign Deal for up to 100 E175-E2s

Farnborough, UK, July 14, 2014 – Embraer S.A. announced today, at the 2014 edition of the Farnborough International Airshow, that it has received an order for 50 E175-E2 jets from Trans States Holdings, parent company of Trans States Airlines, Compass Airlines and GoJet Airlines. The agreement also includes options for an additional 50 units, taking the total order potential to 100 aircraft. Deliveries are scheduled to begin in June 2020.

The order, which is valued at approximately USD 2.4 billion at list prices, is subject to certain conditions. It will be added to the Company's firm order backlog when these conditions are met and final confirmation of the aircraft is received from Trans States.

“The E175-E2 is proving to be the preferred aircraft for North American carriers as they confirm their future fleet requirements for the next decade,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “When it takes delivery of its first E2 in 2020, we believe Trans States will be flying the newest, most efficient and cost-competitive airplane in its category. It's a tremendous order and a clear recognition of the investments we are making in our E-Jets family.”

The Trans States E175-E2s will be configured with 76 seats in a dual-class layout.

“We are very excited to announce this agreement on the E2, which expands our relationship with Embraer.  Our partnership has spanned well over two decades, and now, due to this agreement, will be expanding decades more into the future,” said Richard A. Leach, President of Trans States Holdings Inc. “The improved performance and cost savings technologies the E2 will bring to the marketplace will enhance Trans States Holdings’ ability to provide industry-leading solutions in fuel burn, maintenance costs, environmental impact and performance through cutting-edge technological advancements to our major airline customers.”  Leach went on to say, “This announcement also reaffirms our commitment to the value of the geared-turbofan technology and our confidence in the expertise of our Embraer partners to produce an industry leading and revolutionary new aircraft.”

The three new E-Jets E2 (E175-E2, E190-E2, and E195-E2) are powered by Pratt & Whitney’s latest generation geared-turbofan engines, have new aerodynamically advanced wings, full fly-by-wire flight controls, and systems advances that will bring lower external noise levels and double-digit savings in fuel burn, maintenance costs, and CO2 emissions.

About Trans States Holdings

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Trans States Holdings, Inc. is the largest privately held regional airline holding company in the United States and the parent company of three regional airlines, including Compass Airlines, GoJet Airlines and Trans States Airlines. It has code share relationships with American Airlines, Delta Air Lines, United Airlines and US Airways, and serves over 11 million passengers annually, with over 600 daily flights serving over 100 cities. The company employes over 3,300 employees and is headquartered in St. Louis, Missouri.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products and buyers' capacity to complete purchases on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel necessarily publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer